K&L GATES LLP 10100 SANTA MONICA BOULEVARD EIGHTH FLOOR LOS ANGELES, CA 90067 T +1 310 552 5000 F +1 310 552 5001 klgates.com

November 1, 2016

Via E-mail, US Mail, and EDGAR

Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	IRADIMED CORPORATION
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 10, 2016
File No. 001-36534

Dear Mr. Cascio:

On behalf of IRADIMED CORPORATION, a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated October 25, 2016.  The Company’s responses to the Commission’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

Enclosed are courtesy copies of (i) Amendment No. 1 to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2015, (ii) Amendment No. 1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2016, and (iii) Amendment No. 1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2016, each filed with the Commission on the date hereof.

Exhibit 31.1 and 31.2 Certifications:

1.                                      Comment:  “We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K and amend the filings to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2016.”

Response:  We respectfully note your comment and have filed Amendment No. 1 to our Form 10-K for the Fiscal Year ended December 31, 2015 to amend these certifications.  We also filed Amendments No. 1 to our Forms 10-Q for the periods ended March 31, 2016 and June 30, 2016.  Per the Commission’s instructions, we have filed these as abbreviated amendments including only a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Should you have any questions or require any additional information, please contact K&L Gates LLP, attention Leib Orlanski, Esq., by phone at (310) 552-5044, by facsimile at (310) 552-5001, or by e-mail at leib.orlanski@klgates.com.

Sincerely,

K&L Gates LLP

/s/Leib Orlanski
Leib Orlanski, Esq.

cc:                                Brian Cascio, Commission

Li Xiao, Commission

Roger Susi, Chief Executive Officer, IRADIMED CORPORATION

Chris Scott, Chief Financial Officer, IRADIMED CORPORATION

Mark L. Hammes, K&L Gates LLP